Exhibit 12

TRIMAS CORPORATION
EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Post-Acquisition Basis				Pre-Acquisition Basis
	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	11/28/00 - 12/31/00	1/1/00 - 11/28/00	Year Ended December 31, 1999
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes	$(36,520)	$4,690	$(9,220)	$(5,970)	$42,460	$68,750
Deduct equity in undistributed earnings of less-than-fifty-percent owned companies	—	—	—	—	—	—
Fixed charges	70,460	63,160	75,660	5,300	58,630	57,860
Deduct capitalized interest	—	(30)	(110)	(20)	(200)	(260)
Depreciation of fixed charges	20	20	10	—	50	30
Estimated interest factor for rentals	—	—	—	—	—	—
Earnings (loss) before income taxes and fixed charges	$33,960	$67,840	$66,340	$(690)	$100,940	$126,380
FIXED CHARGES:
Interest on indebtedness, net	$64,780	$60,810	$73,860	$5,140	$56,590	$55,860
Capitalized interest	—	30	110	20	200	260
Estimated interest factor for rentals	5,680	2,320	1,690	140	1,840	1,740
Total fixed charges	$70,460	$63,160	$75,660	$5,300	$58,630	$57,860
RATIO OF EARNINGS TO FIXED CHARGES	0.5	1.1	0.9	(0.1)	1.7	2.2

Notes:
(1)	For the period ended December 31, 2000, and years ended December 31, 2001 and 2003, additional earnings of $6.0 million, $9.3 million and $36.5 million, respectively, would have been required to make the ratio 1.0x.